
June 16, 2023

Andrew Brown
Chief Financial Officerf
Chegg, Inc.
3990 Freedom Circle
Santa Clara , CA , 95054

> **Re: Chegg, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed February 21, 2023**
> **File No. 001-36180**

Dear Andrew Brown:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Years Ended December 31, 2022, 2021 and 2020
Net Revenues, page 42

1. Please quantify the extent to which material changes in net revenues and income from operations are attributable to changes in prices or to changes in the volume or amount of services being sold or to the introduction of new products or services. Additionally, when there are multiple factors contributing to changes from period-to-period, please quantify factors to which the changes are attributed. Refer to Item 303(b) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services